Exhibit 99.1

IAMGOLD FILES FINAL BASE SHELF PROSPECTUS
FOR RENEWAL OF EXISTING FACILITY

Toronto, Ontario, July 14, 2011 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today announced it has obtained receipt for a final short form base shelf prospectus further to its filing of a preliminary short form base shelf prospectus previously announced on June 30, 2011.  Both documents have been filed with the securities regulators in each province and territory of Canada except for Quebec and a corresponding registration statement with the United States Securities and Exchange Commission. These filings will allow the Company to make offerings of shares, warrants, debt securities, subscription receipts or any combination thereof of up to US$1 billion during the next 25 months in Canada, except for Quebec, and the United States. The proceeds from any such offerings may be used by the Company to further expand and develop its existing mines, advance its development projects, further explore and develop its mineral properties, fund working capital requirements or for other general corporate purposes. This filing is a renewal of the Company’s existing base shelf prospectus that was never drawn on.  The Company filed this final base shelf prospectus to maintain financial flexibility but has no immediate intentions to finance.

Forward Looking Statement
This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from six gold mines (including current joint ventures) on three continents. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD’s growth plans are strategically focused in West Africa, select countries in South America and regions of Canada.   IAMGOLD also operates Niobec, a niobium mine in the Canadian province of Quebec.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952   Mobile: (416) 670-3815
Toll-free: 1 888 464-9999  info@iamgold.com

Please note:
Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.